Exhibit 99.1

Argonaut Gold Announces Q1 Gold Production of 18,005 0unces

El Castillo Production is on target for 70-75,000 ounces in 2011

Toronto, Ontario – (April 14, 2011) Argonaut Gold Inc. (“Argonaut” or the “Company”; TSX: AR), announced today that the Company produced 18,005 ounces of gold during the 1st quarter (ending March 31, 2011) at its 100% owned El Castillo Mine (“El Castillo”), located 100 km north of the city of Durango, Mexico.  Expansion on the East Side of the property and the current core drilling program continue as expected at the property.

FIRST QUARTER PRODUCTION 2011

The El Castillo mine is targeting 70-75,000 ounces at $575-$600 cash cost in 2011. Currently, production is only coming from the West Side plant. During the first quarter work continued on the East Side expansion projects at El Castillo.  Core drilling began at El Castillo, which is planned to provide samples for metallurgical testing of the sulphides at the property.

FIRST QUARTER 2011 HIGHLIGHTS:

Operations

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Continued >1.5 million total tonnes mined per month in the 1st quarter of 2011

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Record ore tonnes crushed for the 1st quarter of 729,104 tonnes, 132% increase over Q1 2010

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28,225 ounces loaded on the pad for 1st quarter, 72% increase over Q1 2010

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Gold Production of 18,005 ounces for the 1st quarter, 76% increase over Q1 2010

East Side Expansion program

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Plant wet testing and barren pipe testing have been completed

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Loading of overliner, which is required before loading ore for leaching, is underway

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East Side crushing projects are well underway

2011 Exploration Programs

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El Castillo – 1,500 meter core drill program initiated to obtain sulphide samples for metallurgical test work

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 7 out of an estimated 16 holes of sulphide core drilling complete

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San Antonio – 10,000 meter program

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Drilling commenced with a total 1,000 meters completed by quarter end

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La Colorado – 19,000 meter RVC program, 6,000 meter core program and Becker drill program

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Phase I of the Becker program complete on the ROM pad and stockpiles confirming mineralization.

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5,900 meters of the 19,000 meter RVC program complete

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650 meters of the 6,000 meter Core program complete

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Currently 7 drill rigs drilling across the projects including: 3 RC rigs and 4 Core rigs

Pete Dougherty, President and CEO of Argonaut Gold noted: “First Quarter gold production continued to be strong as a result of the improvements implemented in 2010. First Quarter production was consistent with production in the fourth quarter of 2010. The production rate of 18,000 ounces of gold in Q1 is on target with our forecasted production of 70-75,000 ounces in 2011”. Discussing other developments at El Castillo, Dougherty added: “Construction continued on the East Side crushing circuit, processing plant, pads and ponds. A core drilling program that will enable us to conduct metallurgical testing on the sulphides at El Castillo has begun and we look forward to the metallurgical findings.”

	Q1 2011	Q1 2010
El Castillo Operating Statistics	3/31/2011	3/31/2010	% Change

Mining
Total Tonnes mined	4,759,458	2,893,334	+65%
Tonnes Ore mined	2,538,264	1,316,547	+93%
Heap Leach Pad
ROM Tonnes Ore	1,813,011	999,121	+82%
(direct to leach pad)
Tonnes Crushed	729,104	314,405	+132%
Production
Gold Grade (g/t)	0.35	0.39	- 12%
Gold Loaded to Pad (oz)	28,225	16,430	+72%
Gold Produced (oz)	18,005	10,242	+76%
Gold Sold	18,065	8,398	+115%

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place on Tuesday, May 10, 2011 at 10:00 a.m. ET, and will be held at the Fairmont Royal York in the Manitoba room, located at 100 Front Street West, Toronto, Ontario, Canada.

For further information please contact the Investor Relations Department or visit our website, www.argonautgoldinc.com.

Clarifications

The Company would like to make the following clarifications in connection with the Company’s press release dated April 6, 2011 (the “Press Release”):

• The title of the Press Release referred to the Company’s La Colorada Project as having an ‘economic’ resource.  The Company advises that the current resource for the La Colorada Project has not yet been elevated to constitute a mineral reserve and as such does not yet have demonstrated economic viability;

• The resource table for the La Colorada Project contained in the Press Release was intended to include the separation of the measured and indicated resource, as noted below:

Location	Class	Au Cutoff (g/t)	Tonnes>Cutoff (tonnes)	Grade>Cutoff		Contained Metal
				Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
El Creston	Measured	0.30	1,230,000	0.837	14.82	33,000	590,000
La Colorada	Measured	0.30	2,340,000	1.160	9.17	87,000	690,000
Total	Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
El Creston	Indicated	0.30	3,830,000	0.912	13.763	112,000	1,690,000
La Colorada	Indicated	0.30	11,860,000	0.979	5.682	373,000	2,170,000
Total	Indicated	0.30	15,690,0000	0.963	7.65	485,000	3,860,000
El Creston	M&I	0.30	5,060,000	0.894	14.019	145,000	2,280,000
La Colorada	M&I	0.30	14,190,000	1.008	6.257	460,000	2,850,000
Total	M&I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
El Creston	Inferred	0.30	4,070,000	0.981	15.719	128,000	2,060,000
La Colorada	Inferred	0.30	16,000,000	0.883	8.036	454,000	4,130,000
Total	Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

• The chart contained in the section entitled “Stockpile and Run of Mine Pad” is supported by the following disclosure from the NI 43-10 complaint technical report entitled “Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico” dated November 30, 2009 and available on www.sedar.com:

“Run-of-Mine Pad – A stockpile of run-of-mine (uncrushed material) from the Explorationes Eldorado S.A. de C.V. (“EESA”) mining period measures approximately 200 m X 400 m, and between 15 to 18 m. deep. Pediment has estimated that there is a total of 1,567,800 metres3 of mineralized material and assuming a density of 1.6, there could be roughly 2.5 million tonnes with a grade somewhere between 0.5 and 1.0 g/t Au. This material could possibly be crushed and re-processed by heap leaching in a future mining operation.

Stockpile Dump – A moderately sized waste dump stockpile from the EESA mining period measures approximately 400 m. X 250 m. Pediment has estimated that there is a total of 5,620,000 metres3 of mineralized material. Utilizing a density of 1.9 there could be roughly 10,670,000 million tonnes of mineralized material.”

The Company has filed a restatement of its April 11, 2011 business acquisition report in connection with its acquisition of the common shares of Pediment Gold Corporation.

About Argonaut

Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine in the State of Durango, Mexico, the development stage San Antonio project, the past producing La Colorada project, and the exploration stage La Fortuna project, all of which are located in Mexico.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from management’s current expectations. Actual results may differ materially due to a number of factors.  Except as required by law, Argonaut Gold Inc.. assumes no obligation to update the forward-looking information contained in this news release.

Qualified Person

Preparation of this release was supervised by Thomas Burkhart, Argonaut's Vice President of Exploration, and a Qualified Person under NI 43-101. For additional information on El Castillo please refer to the “NI 43-101 Technical Report on Resources and Reserves, Argonaut Gold Inc., El Castillo Mine, Durango State, Mexico” dated Nov. 6, 2010 and available at Argonaut’s website and profile on www.sedar.com.

For more information, contact:

Argonaut Gold Inc.

Nichole Cowles

Investor Relations Manager

Tel:  (775) 284-4422 x 101

Email: nichole.cowles@argonautgoldinc.com

www.argonautgoldinc.com

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